210 WEST PENNSYLVANIA AVENUE TOWSON, MARYLAND 21204-4515 TELEPHONE 410 832-2000	WHITEFORD, TAYLOR & PRESTON L.L.P.	1025 CONNECTICUT AVENUE, NW WASHINGTON, D.C. 20036-5405 TELEPHONE 202 659-6800
FAX 410 832-2015	SEVEN SAINT PAUL STREET	FAX 202 331-0573
Baltimore, Maryland 21202-1626
20 COLUMBIA CORPORATE CENTER 10420 LITTLE PATUXENT PARKWAY COLUMBIA, MARYLAND 21044-3528 TELEPHONE 410 884-0700 FAX 410 884-0719	410 347-8700 Fax 410 752-7092 www.wtplaw.com	1317 KING STREET ALEXANDRIA, VIRGINIA 22314-2928 TELEPHONE 703 836-5742 FAX 703 836-0265
SONIA GALINDO DIRECT NUMBER 410-347-9416 sgalindo@wtplaw.com

July 14, 2005

VIA EDGAR

Mr. Christian Windsor

Special Counsel

U. S. Securities and Exchange Commission

100 F Street, NE Washington, DC 20549-0408

Re:	KH Funding Company
Amendment Four to Registration Statement on Form SB-2
File No. 333-124155

Dear Mr. Windsor:

On behalf of KH Funding Company, referred to herein as either KH Funding or the Issuer, this letter responds to comments received from the Staff by telephone conference with Mr. Todd Schiffman and Ms. Kathryn McHale on July 13, 2005, with respect to the above-referenced filing. In response to the Staff’s comments, the Issuer has electronically filed a fourth amendment to the registration statement and has sent via courier two (2) sets of courtesy copies; each containing a clean version and a version marked to show changes from amendment three.

1.        Please provide in the Summary Prospectus the dollar amount of outstanding Series 3 Notes, and other senior debt, to which the Series 4 Notes are subordinated as of the most recent stub period.

Response: We have revised the disclosure on page 4 as requested.

2.        Please provide a Risk Factor regarding the mandatory call option on the Notes.

Response: We have revised the disclosure on page 6 as requested.

Mr. Christian Windsor

July 14, 2005

3.        Please revise the disclosure throughout the registration statement, where appropriate, to reference “Notes” or an “investment account.”

Response: We have revised the disclosure throughout the registration statement and Exhibit 99.2 as requested.

4.        Please revise the disclosure throughout the registration statement to clarify that the holders of one-day demand Notes are provided a KH Funding-investor joint checking account through Bank of America and other local banks (not a individual, traditional checking account with Bank of America).

Response: We have revised the disclosure throughout the registration statement as requested.

5.        With respect to all marketing materials, printed or electronic, remove any and all references to the investment accounts as “savings” accounts, as well as, any and all reference to a “strategic arrangement” with Bank of America.

Response: KH Funding has revised its marketing materials, printed or electronic, as requested. Until such time as its new marketing materials are printed and delivered, KH Funding will refrain from any use of the submitted marketing materials in connection with the offer and sale of the Notes.

Please notify me by telephone at (410) 347-9416 when we have been cleared of comments, or if you have any further questions regarding the above or in the registration statement. Thank you.

Very truly yours,

/s/ Sonia Galindo

Sonia Galindo

SG:wtp

Enclosures

cc:	Kathryn McHale (SEC)
Robert L. Harris (KH Funding)
George S. Lawler (Whiteford, Taylor & Preston)